SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-33067

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION

Full name of registrant:	MIDWEST ENERGY EMISSIONS CORP.

Former name if applicable:	N/A

Address of principal executive office (Street and number):	670 D ENTERPRISE DRIVE

City, State and Zip Code:	LEWIS CENTER, OHIO 43035

PART II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2017 cannot be filed within the prescribed time period without unreasonable effort or expense because the Registrant requires additional time to review and assess certain subsequent event matters which may impact information disclosed in certain sections of the Form 10-Q. The Registrant expects to file the Quarter Report on Form 10-Q as soon as practicable within the extension period.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Name: Richard H. Gross

Area Code and Telephone Number: (614) 505-6115

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). ☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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MIDWEST ENERGY EMISSIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2017	By:	/s/ Richard H. Gross
	Name:	Richard H. Gross
	Title:	Chief Financial Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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RIDER TO FORM 12b-25

MIDWEST ENERGY EMISSIONS CORP.

PART IV (3)

We generated revenues of approximately $7,931,000 and $9,392,000 for the quarters ended June 30, 2017 and 2016, respectively and $13,359,000 and $12,766,000 for the six months ended June 30, 2017 and 2016, respectively. The decrease in the quarter ended June 30, 2017 compared to the prior year period is primarily due to a $2.4 million one-time equipment installation that occurred in the second quarter of 2016 that did not re-occur in the second quarter of 2017. Total sorbent product sales for the three months ended June 30, 2017 and 2016 were $7,113,000 and $6,872,000, respectively. Total sorbent product sales for the six months ended June 30, 2017 and 2016 were $12,397,000 and $9,710,000, respectively. These increases from the prior year were associated with the MATS compliance activities of our customers, which began in April 2016, with all of our customers in operation by the end of the period.

For the quarter ended June 30, 2017 we had net income of approximately $671,000. For the quarter ended June 30, 2016 we had a net loss of approximately $8,243,000. For the six months ended June 30, 2017 and 2016 we had a net loss of $774,000 and $7,335,000, respectively. The change in net income is primarily due to the change in value of warrant liability.

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